Ecopetrol S.A.  informs on the Superintendence of Companies decision regarding two of its subsidiaries

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) hereby attaches  the press release issued by its subsidiary Bioenergy S.A.S. (“Bioenergy”), whereby Bioenergy reports that by means of Orders No. 2020-01-293699 and 2020-01-293715, both dated June 24, 2020, the Superintendence of Companies, decreed the  termination of the reorganization process and the initiation of a court-ordered liquidation process of each of Bioenergy S.A.S. and Bioenergy Zona Franca S.A.S. The liquidation process will be carried out according to the Colombian corporate insolvency law, 1116 of 2006, and will be led by the Superintendence of Companies.

  Bogotá, June 25, 2020

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This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information, please contact:

Juan Pablo Crane de Narváez

Head of Capital Markets

Phone: (+571) 234 5190

E-mail: investors@ecopetrol.com.co

Jorge Mauricio Tellez

Media Relations (Colombia)

Phone: (+ 571) 234 4329

E-mail: mauricio.tellez@ecopetrol.com.co

The Superintendence of Companies mandates the court-ordered liquidation of Bioenergy S.A.S. and Bioenergy Zona Franca S.A.S.

Bogotá, June 25, 2020. By means of Orders 2020-01-293699 for Bioenergy S.A.S. under reorganization, and 2020-01-293715 for Bioenergy Zona Franca S.A.S. under reorganization, the Superintendence of Companies, through its Delegation for Insolvency Procedures, decreed the termination of the reorganization process for each of Bioenergy S.A.S. and Bioenergy Zona Franca S.A.S, hereinafter Bioenergy, and the initiation of the court-ordered liquidation process within the framework of the Colombian corporate insolvency law (1116 of 2006).

The decision reflects the imminent illiquidity faced by Bioenergy. Given the decrease in its revenues, Bioenergy finds it impossible to fulfill its operational obligations and to structure a payment schedule that supports any possible agreement.

Bioenergy and its shareholders worked jointly to find effective means to solve the situation, which emerged due to several reasons, including indebtedness levels, operational and administrative issues typical of a growing company, as well as ethanol market conditions. However, it was not possible to obtain new sources of short term financing, and it was unsustainable for Bioenergy’s majority shareholder to continue injecting capital in order to reach financial equilibrium in the midst of the current situation affecting the oil and gas industry.

Bioenergy has complied with all labor obligations and social security contributions for its workers. In light of the court-ordered liquidation, the appointed liquidator shall use the available resources and those obtained from asset disposal to meet Bioenergy’s obligations.

The liquidation process shall be carried out according to the Colombian rules governing these bankruptcy proceedings and under the direction of the Superintendence of Companies.